

Marriott International, Inc.

☐ Mark this box with an X if you have made changes to your name or address details above.

Annual Meeting Proxy Card

A Election of Directors   PLEASE REFER TO THE REVERSE SIDE FOR TELEPHONE AND INTERNET VOTING INSTRUCTIONS.

1. The Board of Directors recommends a vote **FOR** the listed nominees.

	For	Withhold
01 - Richard S. Braddock	☐	☐
02 - Floretta Dukes McKenzie	☐	☐
03 - Lawrence M. Small	☐	☐

B Issues

The Board of Directors recommends a vote **FOR** the following proposals.

	For	Against	Abstain		For	Against	Abstain
2. Ratification of appointment of Ernst & Young LLP as principal independent auditor.	☐	☐	☐	4. Shareholder proposal to require election of directors by a majority of votes cast at an annual meeting.	☐	☐	☐
3. Approval of amendments to the Charter to declassify the Board of Directors and establish annual election of all directors.	☐	☐	☐				

☐ Mark this box with an X if you have made comments below.

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C Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

Sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, give full title. If a corporation, sign full corporate name by President, or other authorized officer. If a partnership, sign in partnership name by authorized trustee or partner.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)
		☐☐ / ☐☐ / ☐☐☐☐

1 U P X

Proxy - Marriott International, Inc.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS
on April 28, 2006 at 10:30 a.m.

The undersigned appoints J.W. Marriott, Jr. and William J. Shaw as Proxies. Each shall have the power to appoint a substitute. They are authorized to represent and vote, as designated on the reverse side, all shares of Marriott International, Inc. Class A common stock held of record by the undersigned on March 7, 2006 at the annual meeting of shareholders to be held on April 28, 2006, or any adjournment or postponement thereof. The Board of Directors recommends votes **FOR** Proposals 1, 2, 3 and 4.

If the undersigned has voting rights with respect to shares of Company common stock under the Company's 401(k) savings plan or the Sodexho 401(k) savings plan, the undersigned hereby direct(s) the trustee of the applicable 401(k) savings plan to vote shares equal to the number of share equivalents allocated to the undersigned's accounts under the applicable plans in accordance with the instructions given herein. Shares for which the trustee does not receive instructions by 12:00 p.m. Eastern Time, Wednesday, April 26, 2006, will be voted by the trustee in the same proportion as the shares for which valid instructions are received from other participants in the applicable plan.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE.

Dear Shareholder,

Marriott International, Inc. encourages you to take advantage of convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone. This eliminates the need to return the proxy card.

To vote your shares electronically, you must use the information located in the purple bar on the reverse side. The series of numbers that appear in this bar on the reverse side must be used to access the system.

1. To vote over the telephone: Using a touch-tone telephone, call 1-800-652-VOTE (1-800-652-8683)

2. To vote over the Internet: Log onto the Internet and go to the web site http://www.computershare.com/expressvote.

Your electronic vote authorizes the named proxies in the same manner as if you marked, signed, dated and returned the proxy card.

If you choose to vote your shares electronically, there is no need for you to mail back your proxy card.

Your vote is important. Thank you for voting.

INTERNET ACCESS TO SHAREHOLDER ACCOUNTS

Marriott International, Inc. and Computershare Trust Company, N.A. remind you that you can access your account information via the Internet. Visit http://computershare.com/equiserve. You will need your account number and social security number to access your account and a password which you can receive by calling Computershare Trust Company, N.A. at the toll-free customer service number listed below.

DEDICATED TOLL FREE CUSTOMER SERVICE NUMBER

Marriott International, Inc. shareholders should call the toll-free number indicated below for customer assistance.

1-800-311-4816

Telephone and Internet Voting Instructions

You can vote by telephone OR Internet! Available 24 hours a day 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.


To vote using the Telephone (within U.S. and Canada)

• Call toll free 1-800-652-VOTE (8683) in the United States or Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.

• Follow the simple instructions provided by the recorded message.


To vote using the Internet

• Go to the following web site:
 WWW.COMPUTERSHARE.COM/EXPRESSVOTE

• Enter the information requested on your computer screen and follow the simple instructions.

If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

Proxies submitted by telephone or the Internet must be received by 12:00 p.m., Eastern Time, on April 26, 2006.

THANK YOU FOR VOTING